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Annual Report

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Cover Page

Name of issuer:

Scrap Connection, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 7/13/2012

Physical address of issuer:

16192 Coastal Highway
Lewes DE 19958

Website of issuer:

http://www.tradefox.co

Name of intermediary through which the offering will be conducted:

CIK number of intermediary:

SEC file number of intermediary:

CRD number, if applicable, of intermediary:

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$263,942.00	$567,279.00
Cash & Cash Equivalents:	$647.00	$566,865.00
Accounts Receivable:	$7.62	$7.62
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$367,185.00	$332,753.00
Revenues/Sales:	$0.00	$1,991.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($88.00)	$2,853.00

Select the jurisdictions in which the issuer intends to offer the securities:

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   Scrap Connection, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Ashwani Dutt	President	Easy Travel India Pvt Ltd	2017
Chris Yerbey	CEO of Scrap Connection	Scrap Connection	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Chris Yerbey	CEO	2011
Chris Yerbey	Secretary	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Chris Yerbey	731000.0 common stock	82.84

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

   For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The following trends or uncertainties could affect our financial condition, including the liquidity, cash flow and capital resources described below:

The Company's operations may be unprofitable, and may result in the total loss of investment.

The success of the Company is highly dependent upon the ability of its CEO and management team, to attract and retain qualified managers and other personnel in a competitive environment.

While the Company believes in good faith that its business plans have a reasonable chance of success, the operation of the Company are ultimately speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment.

The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. T**his means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have ultim**ate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

From time to time, third parties may claim that one or more of the Company's products infringe their intellectual property rights.

Growth of the company will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such people can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurance that any critical positions can be filled on a timely basis.

The company has received no notices or indications otherwise and believes they have not infringed on anyone else's IP rights. That said, the Company's technology-driven business is highly dependent on the Company's intellectual property. While the Company believes in good faith that it has robust rights to all intellectual property needed for its business, any dispute or litigation regarding intellectual property could be costly and time consuming due to the uncertainty of the intellectual property litigation and could divert the Company's management and key personnel from its business operation. A claim of intellectual property infringement could force the Company to enter into costly or restrictive license agreement, which may not be available under acceptable terms or at all, could require the Company to redesign or relabel its products ,which would be costly and time consuming, and/or could subject the Company to an injunction against sale of certain of its products. The Company may have to pay substantial damages, including damages for the past infringement, if it is ultimately determined that its products infringe a third party's proprietary rights.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's software as a Service platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

The Company has a small team, and the loss of key team members, and especially the loss or death of the founder Chris Yerbey, could harm the company's ability to implement their plans.

The Company could be harmed in the event of the death or disability of founder Chris Yerbey. Likewise, key team members could leave or become unable to serve, decreasing the Company's ability to achieve its goals. The company also leverages the global talent pool and political risks, natural disasters, communication outrages and other factors can make team member unavailable or otherwise impact our ability to keep operating at current efficiency.

The market for technology companies is not predictable. While we may be able to sell the company for its technology, client relationships, team or other factors, there is no guarantee that it can be sold, nor that it will become profitable, nor that it will reach an Initial Public Offering (IPO). Even if those do occur, there is no guarantee that investor returns will be positive.

Scrap Connection Inc. operates currently as a holding company for its Dutch based subsidiary, Scrap Connection BV. All business development and tech development carried out from their offices in the Netherlands and India are managed and paid for by Scrap Connection BV.

99% of Scrap Connection, Inc.'s assets are comprised of its interest in it's foreign subsidiary and a loan of investment proceeds to Scrap Connection BV. This represents amounts advanced to Scrap Connection BV primarily from investments in previous rounds of funding. Scrap Connection BV is organized under the laws of and located in The Netherlands.

The Company not might sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

Even if the Company is successful, an investor may want immediate access to the then net worth of the investment, but selling private securities can be difficult or impossible. In this case, an investor may need to wait until a liquidity event, and there are no guarantees one will occur.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred AA	100,000	0	No
Preferred A	1,000,000	363,123	No
Common Stock	10,000,000	882,400	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	09/21/12
Amount	$12,000.00
Valuation cap	$2,400,000.00

Convertible Note

Issue date	09/27/13
Amount	$330,000.00
Valuation cap	$2,400,000.00

Convertible Note

Issue date	06/24/16
Amount	$85,800.00
Valuation cap	$2,668,000.00

The company has two types of loans which appear on the company's balance sheets.

Convertible Notes which are loans where the investor has the right to convert their loan plus a nominal interest into equity at the next funding round. The total value of these notes was $323,825 at the end of 2015. These carry and interest rate of 8% per anum and do not have a specified maturity date.

In 2016, we obtained another $23,463 from our lead investor, Obserinvest and $55,000 from a company that is a member of Scrap Connection on the same terms, bringing the total outstanding to $$409,484.90.

Private Loans which are loans from us, friends and family that have no specific date of repayment. Those loans total $8,928.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2017	Regulation Crowdfunding	SAFE	$964,727	General operations
11/2018	Section 4(a)(2)	SAFE	$100,000	General operations
6/2019	Section 4(a)(2)	SAFE	$200,000	General operations
8/2019	Section 4(a)(2)	SAFE	$20,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Overview: We are a growing provider of technology-enabled business-to-business solutions for companies that participate in the global trade of recyclable raw materials. We leverage our proprietary technology and deep expertise to help enterprises of varying sizes manage complex and dynamic operational processes surrounding physical commodity transactions.

Our product offering currently consists of business and market intelligence provided as Trade Reputation Reports. These reports merge data from our corporate business data partnership with data from shipping and customs agents and feedback from our member network. Each report provides a Tradefox TrustScore which is calculated using a proprietary algorithm.

Key Milestones

We originally founded our business in 2012 as a marketplace for the international trade of scrap metal. As we have grown and evolved since that time, we reached the following key milestones in the development of our business:

* First Pick of 525 startups in Startup Bootcamp Amsterdam 2012 accelerator program in February 2012. (Member of the Tech Stars Network)
* Launched first marketplace product in June 2012
* Closed angel investment round with Dutch based fund in September 2013 - $330,000 invested.
* Launched our latest custom built platform in November 2014. Built based on 2 years of customer feedback.
* Sold more than $10 million of scrap metal to date through our marketplace.
* Crossed the 1,000 member companies threshold
* Raised $970,000 in 2017 through WeFunder.com
* Completed a pivot from marketplace to business intelligence company
* Partnered with one of the worlds largest business intelligence provider
* Increase our product offering to over 110,000 company profiles and 2,500 detailed trade reputation reports

A Brief History of Scrap Connection
Scrap Connection's original growth strategy was focused on earning revenue from a 0.5% - 1% transaction fee from deals completed via our marketplace. We tried several approaches to develop a scalable business model around transaction fees. In 2013-2014 we hired two in-house brokers based in the US and Europe. In 2015, we cut those salaries and tried a different approach by focusing on our in-house broker/partner in Pakistan. The results of the latter seemed at first very encouraging. Our total group revenue grew 128% to $48,215 during the year ended December 2015, up from $21,191 during the previous year. Sales and marketing expenses dropped from $53,013 to $9,009.

Although the results look good on the P&L statement, having in-house brokers was confusing to our members, who saw us as a brokerage house rather than a true platform. Since 1 deal in 5 results in some type of claim usually around material quality, our team was constantly pulled away from building a technology platform business to solve very complicated problems and mediate disputes. The process was damaging to our brand because usually one or both parties were dissatisfied with the experience and then saw Scrap Connection as the responsible party for solving the problems in their favor. Dissatisfied members would typically stop trading via the platform, much like they would normally cut off a broker involved in a unsatisfactory trade. In extreme cases, members blocked deals via the platform by asking people in their network to temporarily boycott Scrap Connection. Some of our members also expressed their reluctance to upload data about their previous trading history as part of our verification process because they saw us as a potential competitor.

In July 2016, we began to study SaaS (Software as a Service) business models to see how the main focus of our platform could be changed to business intelligence. We surveyed our customers and others in the industry and established resolutely that pivoting our business model would be the best strategy for reaching product/market fit. Switching to a SaaS business model not only solves all of the problems mentioned above, it also affords us a better positioning as a truly independent third party platform providing added-value services centered on global trade. SaaS companies also benefit from a stable income stream, which is preferable to a transaction-fee based revenue model.

After spending two months modifying our platform to fit our new vision, we launched our new membership plan on Oct 1st, which includes unlimited trading via the platform for $50 per month per user. All members who completed the process to become verified before Oct 1st were granted a free one-year subscription to Scrap Connection. The marketing of this special offer in late September resulted in 28 more companies completing the verification process, bringing the total to 202 verified companies or about 20% of the members on our platform. Verified companies are the core of our business model, and access to them is the value we are offering to a new subscribers going forward.

them is the value we are offering to a new subscribers going forward.

In late 2018 we entered into discussions with Dun & Bradstreet about a potential corporate partnership. We closed that deal in January 2019 and spent the next 4 months integrating their data into our system, expanding our product offering 150 fold. We have also registered over 1 million shipments in our database from our shipping and customs partners.

It is important to emphasize that although we have a 7 year operating history, the revenue and expenses we incurred in the past have very little to do with our business model going forward. Scrap Connection is a startup searching for a scalable business model. We have not reached growth stage as of yet.

We expect to continue to grow our business in terms of revenue, member companies and trades registered via the platform. The historical results or cash flows (as described below and in our financial statements) are not an indication of future growth due to our change in business model. We expect generally to grow rapidly in the coming years. Nonetheless, it may be years before investors see a return on their investment, if they do at all.

Capital Resources.
We have financed our operations through private sales of common equity, issuances of convertible debt, SAFEs and other debt securities and internally generated positive cash flow.

We anticipate rapid growth in our monthly recurring revenue from subscription fees during the coming two years. We have a number of revenue generating features on the drawing board, and as those features go live, we anticipate corresponding jumps in our total revenue. If we reach the revenue and development goals we have set for the company, we anticipate reaching breakeven in 18 months.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.tradefox.co/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan
Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Ashwani Dutt

Chris Yerbey

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Ashwani Dutt

Chris Yerbey

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Scrap Connection, Inc.

By

Chris Yerbey

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Ashwani Dutt

Director

8/26/2019

Chris Yerbey

Founder & CEO

8/26/2019

INVITE ANOTHER PERSON TO SIGN

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder

Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT



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